77c.    Matters submitted to a vote of security holders


1. The merger of RCM Global Technology ("The Acquiring Fund") and RCM Innovation Fund.

(a) The meeting was held on May 24, 2005.

(c) The merger of the RCM Innovation Fund into the RCM Global Technolgy Fund was approved by the following vote:

FOR:    22,410,331
AGAINST: 1,177,631
ABSTAIN: 1,648,482